UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Healthcare Realty Trust Incorporated (formerly Healthcare Trust of America, Inc.)

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

42226K105

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42226K105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (VOLUNTARY) (ENTITIES ONLY): APG Asset Management US Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,367,121
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,367,121

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,367,121
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3%*
12	TYPE OF REPORTING PERSON CO, IA

*

Based on 380,572,290 shares of Common Stock outstanding as of November 4, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission on November 9, 2022.

CUSIP No. 42226K105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (VOLUNTARY) (ENTITIES ONLY): APG Asset Management N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of the Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,367,121
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,367,121

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,367,121
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3%*
12	TYPE OF REPORTING PERSON CO

*

Based on 380,572,290 shares of Common Stock outstanding as of November 4, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission on November 9, 2022.

CUSIP No. 42226K105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (VOLUNTARY) (ENTITIES ONLY): APG Groep, N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of the Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,367,121
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,367,121

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,367,121
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3%*
12	TYPE OF REPORTING PERSON CO

*

Based on 380,572,290 shares of Common Stock outstanding as of November 4, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission on November 9, 2022.

CUSIP No. 42226K105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (VOLUNTARY) (ENTITIES ONLY): Stichting Pensioenfonds ABP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of the Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,367,121
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,367,121

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,367,121
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3%*
12	TYPE OF REPORTING PERSON EP

*

Based on 380,572,290 shares of Common Stock outstanding as of November 4, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission on November 9, 2022.

CUSIP No. 42226K105

AMENDMENT NO. 1 TO SCHEDULE 13G (FINAL AMENDMENT)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on January 19, 2022 (the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated as follows:

ITEM 1(a) -	NAME OF ISSUER: Healthcare Realty Trust Incorporated

ITEM 1(b) -	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 3310 West End Avenue, Suite 700, Nashville, TN 37203

ITEM 2(e) -	CUSIP NUMBER: 42226K105

ITEM 4 -	OWNERSHIP: The information requested in this item is incorporated herein by reference to the cover pages to this Amendment No. 1 to Schedule 13G.

APG Asset Management, N.V. (“APG NL”) is wholly-owned by APG Groep, N.V. (“APG Groep”) and is the investment manager with respect to the securities to which this statement relates. Pursuant to an Investment Management Agreement, APG NL has delegated its investment and voting power with respect to such securities to APG Asset Management US, Inc. (“APG US”), which is its wholly-owned subsidiary. Stichting Pensioenfonds ABP is the majority owner of APG Groep. By virtue of the relationships described above, each of the Reporting Persons may be deemed to share beneficial ownership of the securities to which this statement relates and may be deemed to be a member of a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended). However, each Reporting Person disclaims membership in any such group, and further, each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

ITEM 5 -	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following: ☒

CUSIP No. 42226K105

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2023

APG ASSET MANAGEMENT US, INC.

By:	/s/ Evan Gordon
Name: Evan Gordon
Title: Chief Compliance Officer

APG ASSET MANAGEMENT, N.V.

By:	/s/ Evan Gordon
Name: Evan Gordon
Title: Chief Compliance Officer

APG GROEP, N.V.

By:	/s/ Evan Gordon
Name: Evan Gordon
Title: Chief Compliance Officer

STICHTING PENSIOENFONDS ABP

By:	/s/ Evan Gordon
Name: Evan Gordon
Title: Chief Compliance Officer